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Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com
February 23, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Moody National REIT I, Inc. Amendment No. 4 to Registration Statement on Form S-11 File No. 333-150612 – Filed February 23, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, Moody National REIT I, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated February 5, 2009 regarding Amendment No. 3 to the Issuer’s registration statement on Form S-11 and the prospectus it contains. The Issuer has filed today an amended registration statement (“Amendment No. 4”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 4.
General
1.	Comment: We note the revised disclosure that you may possibly offer shares at net asset value to be adjusted on a quarterly basis. To the extent that you do not adjust prices to net asset value, please revise to clarify if you will disclose such value to shareholders and if so, the frequency of such disclosure. Also, please clarify how net asset value will be calculated, if known.
Response: The disclosure regarding adjusting the share price at pages v-vi, 5-6 and 42 of Amendment No. 4 has been revised to set forth generally how the per share net asset value will be calculated and when such determinations will be disclosed to the Issuer’s stockholders.

Mr. Tom Kluck
February 23, 2009

Management Compensation Table, page 66
2.	Comment: We note your response to comment 1 of our letter dated September 5, 2008 that you do not intend on providing incentive compensation to employees of the advisor. However, because such compensation is possible, it should be included in the compensation table here. Because you are not able to determine the amount, you are not required to provide an estimate.
Response: The disclosure in the Compensation Table on pages 9 and 71 of Amendment No. 4 has been revised to include information regarding director compensation and the Issuer’s incentive compensation plan. The new disclosure includes a statement that although the Issuer does not currently intend to grant awards under the incentive compensation plan to employees of the advisor, such awards may be granted in the future.
3.	Comment: We note your response to comment 3 and your revised disclosure on pages 8 and 68 that you will not reimburse your advisor for personnel costs in connection with services for which your advisor is entitled to acquisition, origination of disposition fees. This disclosure does not clarify the portion of the officers’ compensation that you are required to pay to your advisor, as noted on the bottom of page 59. Please revise or advise.
Response: The Issuer respectfully submits that it is unable to clarify the portion of compensation to be paid to the advisor as reimbursement for personnel costs as such amounts will be allocated as expenses to the Issuer depending upon the amount of time an employee spends performing services under the advisory agreement. The amount of an employee’s time spent providing such services to the Issuer will in turn depend upon the amount of proceeds raised, the number and types of investments held by the Issuer and general market conditions, none of which can be predicted at this time.
Report of Independent Registered Public Accounting Firm, page F-1
4.	Comment: Please amend your filing to include a signed copy of your auditor’s report.
Response: A signed copy of the auditor’s report is included on page F-1 of Amendment No. 4.

Mr. Tom Kluck
February 23, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (214) 922-3405.

Sincerely, /s/ Gustav F. Bahn Gustav F. Bahn

cc: Mr. Brett C. Moody
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